Exhibit 99.5

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL FOR ALLOCATION OF THE
RESULTS OF THE FISCAL YEAR 2007

The Fiscal Council of Perdigão S. A., having examined the Management Proposal for the allocation of the result recorded in the fiscal year ending December 31 2007, declares its opinion that the said proposal is appropriate for approval by the General Shareholders Meeting.

The net income for the fiscal year amounting to R$ 325,609,386.96 has been allocated to dividends, in the form of interest on shareholders’ equity, and reserves, as follows: interest on shareholders’ equity - R$ 100,200,000.00; legal reserve - R$ 16,280,469.35; reserve for expansion - R$ 144,007,040.22; and reserve for capital increase - R$ 65,121,877.39.

The interest on shareholders’ equity, amounting to R$ 100,200,000.00, corresponds to R$ 0.5400841 per share trading in the market, equivalent to 30.77% of the adjusted net income for the fiscal year, pursuant to Article 202 of Law 6.404/76, for the purposes of the mandatory minimum dividend. As payout shall have been made before the holding of the OGM convened for April 30 2008, its approval shall therefore require ratification by the General Meeting.

São Paulo, February 21 2008.

Vanderlei Martins	Attilio Guaspari

Ivan Mendes do Carmo